15045369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 18 2015
Washington DC
404

SEC FILE NUMBER
8-67778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INTEGRITY CAPITAL PARTNERS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 CLEMATIS STREET, #210
(No. and Street)

WEST PALM BEACH	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW BLOEMERS — 561-820-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE., STE. 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW BLOEMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INTEGRITY CAPITAL PARTNERS CORP., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

NOTARY PUBLIC STATE OF FLORIDA
LYNNE H. BRAUNSTEIN
MY COMMISSION # EE 838171
EXPIRES: November 13, 2016
Bonded Thru Budget Notary Services

Lynne H Braunstein
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INTEGRITY CAPITAL PARTNERS CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

PUBLIC DOCUMENT

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
First Integrity Capital Partners Corp.

We have audited the accompanying statement of financial condition of First Integrity Capital Partners Corp. as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of First Integrity Capital Partners Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Integrity Capital Partners Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of First Integrity Capital Partners Corp.'s financial statements. The information contained in Schedules I, II and III is the responsibility of First Integrity Capital Partners Corp.'s management. Our audit procedures included determining whether Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 3, 2015

FIRST INTEGRITY CAPITAL PARTNERS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	173,818
Accounts receivable		3,000
Receivable from clearing broker		540
Securities deposited with clearing broker		55,140
Securities purchased, not yet sold		322,985
Property and equipment, net of accumulated depreciation of $41,915		34,450
Other assets		32,191
Total assets	$	622,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	29,573
Accrued liabilities		32,109
Total liabilities		61,682
Stockholders' equity:		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Dividends		(12,000)
Retained earnings		170,276
Total stockholder's equity		560,442
Total liabilities and stockholder's equity	$	622,124

Note 1 – Summary of Significant Accounting Policies

First Integrity Capital Partners Corp. (the "Company") is a securities broker-dealer, registered with the Securities Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 2008. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker. The Company's customers are mainly institutional investors.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2014, the Company had no uninsured cash balances.

Revenue Recognition

The Company clears securities transactions through Southwest Securities, a member of the New York Stock Exchange, Inc., on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years. See Note 6.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2010.

Note 1 – Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($61,682 at December 31, 2014), or $100,000, whichever is greater. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2014, the net capital, as computed, was $452,622. Consequently, the company had excess net capital of $352,622.

At December 31, 2014 the percentage of aggregate indebtedness to net capital was 13.62% versus an allowable percentage of 1500%.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2014, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 - Fair Value Measurements

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active in inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

Note 4 - Fair Value Measurements (cont.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 378,125	$ 378,125	$ -	$ -

Note 5 – Related party transactions

The Company's operations are conducted out of premises leased from its sole stockholder. The rent increased from $2,000 to $2,400 a month plus miscellaneous fees. Rent expense for 2014 was $28,000.

Note 6 – Property and equipment

Property and equipment as of December 31, 2014 consists of:

Computer equipment	$ 12,416
Furniture and fixtures	47,687
Leasehold improvements	13,750
Office equipment	2,512
	76,365
Less accumulated depreciation	(41,915)
Property and equipment, net	$ 34,450

Depreciation expense for 2014 was $14,569.

Note 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 3, 2015, the date the financial statements were available to be issued.

Note 8 – Contingencies

The Company has no litigation in progress at December 31, 2014.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
First Integrity Capital Partners Corp.

We have reviewed management's statements, included in the accompanying First Integrity Capital Partners Corp. Exemption Report, in which (1) First Integrity Capital Partners Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Integrity Capital Partners Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Integrity Capital Partners Corp. stated that First Integrity Capital Partners Corp. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. First Integrity Capital Partners Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Integrity Capital Partners Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 3, 2015

FIRST INTEGRITY
CAPITAL PARTNERS CORP.

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

January 25th, 2014

Ohab and Company, P.A.
100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

First Integrity Capital Partners Corp. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) and k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Andrew Bloemers

Title: CEO

330 Clematis Street, Suite 210 ▪ West Palm Beach, Florida 33401
Phone: 561.820.9700 ▪ Fax: 561.655.6960 ▪ Toll Free: 866.992.3647 ▪ E-mail: rottweiler@bloomberg.net
Member SIPC | FINRA